February 9, 2009

Kurt Leutzinger
Chief Financial Officer
Pharmasset, Inc.
303-A College Road East
Princeton, NJ 08540

Re: Pharmasset, Inc.
         Form 10-K for the Fiscal Year Ended September 30, 2008
         Schedule 14A filed January 23, 2009
         File No. 1-33428

Dear Mr. Leutzinger:

        We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for year ended September 30, 2008

Item 1. Business

Collaborations and Licensing Agreements, page 19

    1. On page 19 in your discussion of the Boehringer Ingelheim Chemicals, Inc. ("BICI") agreement you state that the company must make "certain cash payments" to BICI and may source a "certain minimum amount" of its

commercial requirements for the active pharmaceutical ingredient of clevudine from BICI if "certain product development milestones" are reached. We are aware of the confidential treatment request with respect to this agreement but ask that you disclose, if material, the aggregate potential cash payments to be made under the agreement, the total amount paid to date and a description of the milestone events which would trigger the commercial requirements contingency.

2. Please provide us with a comprehensive analysis supporting your determination not to file a copy of the research collaboration and license agreement between the company and the University of Cincinnati as an exhibit to the Form 10-K. See Item 6.01(b)(10) of Regulation S-K.

Management's Discussion and Analysis
Research and Development Expenses, page 76

3. Please disclose the following information for each of your major research and development projects:

   a. The costs incurred during each period presented and to date on the project. If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

   b. You disclose that you cannot reasonably estimate or know the nature, timing and costs of the efforts necessary to complete the development of, or the period in which material net cash inflows are expected to commence from any product candidate, due to the numerous risks and uncertainties associated with developing drugs. Disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Contractual Obligations and Commitments, page 82

4. Please tell us what consideration was given to include the amount of the annual license fee that you are obligated to pay the University of Cincinnati under the research collaboration and license agreement entered into in October 2007.

Item 15. Exhibits and Financial Statement Schedules, page 89

5. Please provide us with a comprehensive analysis supporting your determination not to describe the material terms of Exhibit 10.6, "License Agreement, dated

March 1, 1999, among Pharmasset, Ltd., Dr. Raymond F. Schinazi, Dr. Mahmoud H. el Kouni and Dr. Fardos N. M. Naguib," and Exhibit 10.7, "License and Consulting Agreement, dated March 1, 1999, among Pharmasset, Ltd., Dr. Raymond F. Schinazi and Dr. Craig L. Hill," to the Form 10-K.

2. Summary of Significant Accounting Policies
Revenue Recognition, page F-12

6. Please clarify point (ii) of your revenue recognition policy here and under Critical Accounting Policies and Estimates on page 83 regarding milestone payments by indicating, if true, that the Company does not have ongoing performance obligations related to the achievement of the milestone earned.

6. Contract Revenue Agreements
Roche, page F-18

7. Please provide disclosure regarding the events that resulted in the recognition of the $20 million milestone payment received in 2007. Also, include a discussion of the events that will result in future milestone revenue recognition.

Schedule 14A filed January 23, 2009

Compensation Discussion and Analysis, page 19

8. Please revise your discussion to identify the peer companies used in your analysis of executive compensation.

9. You have disclosed the corporate objectives considered in making compensation determinations on page 21. Please revise to also identify the individual goals considered for each of your named executive officers, whether and to what extent these goals were met and how this information was used to determine increases in base salary and equity based awards for each individual. Please also disclose target amounts for incentive compensation, if any, how the achievement level of objectives and these targets were used to set incentive compensation and how the percentage of increase in salaries for 2008 and 2009 was determined.

10. We note the following statement on page 22: "Certain additional corporate objectives approved by our board of directors for fiscal 2009 were not disclosed above because doing so could cause us competitive harm." Please provide us with a comprehensive analysis as to how competitive harm would occur if such information were disclosed and why the disclosure of these corporate objectives should not be considered material to an investor. Alternatively, please disclose all additional corporate objectives in your discussion of 2009 compensation.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202) 551-3623 or Jeffrey Riedler, Assistant Director, at (202) 551-3563 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant